Linktone Appoints Chief Strategy Officer

BEIJING, China, August 04, 2008 — Linktone Ltd. (Nasdaq: LTON), one of the leading providers of wireless interactive entertainment services to consumers and advertising services in China, today announced that Muliawan Guptha, currently a Linktone Board member, has been named the Company’s Chief Strategy Officer. In this newly created position, Mr. Guptha will direct the company’s strategic diversification efforts to better position the Company for long-term growth.

Mr. Guptha has been working with television broadcasting companies in Indonesia since 2001, including PT Cipta TPI, PT Musik Televisi Indonesia and PT Global Information Bermutu, in the areas of finance, technology and administration. These companies are affiliates of PT Media Nusantara Citra Tbk (MNC), the largest and only integrated media company in Indonesia, which bought a controlling interest in Linktone in April of this year. Earlier in his career, Mr. Guptha spent several years in banking and financial services in Indonesia. Mr. Guptha holds a Master of Business Administration in Finance from Oklahoma City University, Oklahoma City, Oklahoma, and a Bachelor of Business Administration in Marketing from the University of Oklahoma in Norman, Oklahoma.

“Muliawan is a highly regarded executive, with significant knowledge in the fields of media and finance and experience with companies publicly listed in Asia,” said Michael Li, Linktone’s Chief Executive Officer. “Under Muliawan’s leadership, we will continue to evaluate strategic partnerships that will enable us to pursue and execute our diversification strategies.”

Mr. Guptha added “I am very excited to assume this new role and look forward to working with Linktone’s management team to shape the Company’s strategic direction as it continues to evolve. By applying my years of experience with MNC, I have confidence that I can be effective in supporting Linktone’s efforts to diversify its current revenue stream.”

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature based on the current expectations of Linktone Ltd. with respect to future events and are made only as of the date of publication.  These forward-looking statements can be identified by words such as “intends,” “expects,” “will,” “believes” and similar expressions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements.  These risks and uncertainties includes: the risk that Linktone will not be able to locate and retain suitable people for its board of directors and middle and senior management; the ability of Linktone to successfully execute on its media strategy and successfully diversify its business; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to implement and maintain effective internal controls; Linktone’s ability to control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand.  For additional information on factors that could cause Linktone’s actual results to differ from expectations reflected in these forward-looking statements, please see Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Except as required under applicable law, Linktone expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any statement is based.

For more information, please contact:

Investor Relations
Serena Shi	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-10-51088234	Tel: 212-481-2050
Email: serena.shi@linktone.com	Email: brandi@thepiacentegroup.com